EXHIBIT 99.1

For Immediate Release	Date: September 14, 2018
18-34-TR

Teck Named to 2018 Dow Jones Sustainability World Index

Vancouver, B.C. – For the ninth straight year, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Dow Jones Sustainability World Index (DJSI), indicating that Teck’s sustainability practices are in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI).

“Our commitment to responsible resource development is core to who we are as a company and is central to everything we do,” said Don Lindsay, President and CEO, Teck. “Our sustainability performance starts with our people, who take pride in maintaining a strong culture of health and safety, responsible environmental management, and strengthening local communities.”

Teck was named to the World and North American Index based on an in-depth analysis of economic, social and environmental performance. Teck scored the highest in the industry in talent attraction and retention, materiality, supply chain management, and environmental policy and management systems.

Dow Jones contracts RobecoSAM, an investment specialist focused on sustainability investing, to compile the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. For more information on the DJSI, go to http://www.sustainability-indexes.com/.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com